Exhibit 99.1

St. John's, NL – February 11, 2026

FORTIS INC. ANNOUNCES SECOND QUARTER DIVIDENDS – 2026

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has declared the following dividends payable on June 1, 2026 to the Shareholders of Record of the following Shares of the Corporation at the close of business on May 15, 2026:

•	$0.3063 per share on the First Preference Shares, Series "F";

•	$0.3826875 per share on the First Preference Shares, Series "G";

•	$0.26144 per share on the First Preference Shares, Series "H";

•	$0.224630 per share on the First Preference Shares, Series "I";

•	$0.2969 per share on the First Preference Shares, Series "J";

•	$0.3418125 per share on the First Preference Shares, Series "K";

•	$0.3433125 per share on the First Preference Shares, Series "M"; and,

•	$0.64 per share on the Common Shares.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

About Fortis

Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $75 billion as at September 30, 2025. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and the Caribbean.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com